As filed with the Securities and Exchange Commission on July 13, 2021

Securities Act File No. 333-218771
Investment Company Act File No. 811-08476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
REGISTRATION STATEMENT
UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 36	☒

THE GABELLI MULTIMEDIA TRUST INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center
Rye, New York 10580-1422
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 422-3554

Bruce N. Alpert
The Gabelli Multimedia Trust Inc.
One Corporate Center
Rye, New York 10580-1422 (914) 921-5100
(Name and Address of Agent for Service)

Copies to:

Peter Goldstein, Esq.	Michael R. Rosella, Esq.
Vadim Avdeychik, Esq.
The Gabelli Multimedia Trust Inc.	Paul Hastings LLP
One Corporate Center	200 Park Avenue
Rye, New York 10580-1422	New York, New York 10166
(914) 921-5100	(212) 318-6800

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-195186 and 811-08476) of The Gabelli Multimedia Trust Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements

Incorporated by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed March 8, 2021 (File No. 811-08476)

Report of Independent Registered Public Accounting Firm

Schedule of Investments as of December 31, 2020.

Fair Valuation Summary as of December 31, 2020.

Statement of Assets and Liabilities as of December 31, 2020.

Statement of Operations for the fiscal period ended December 31, 2020.

Statement of Change in Net Assets for the fiscal period ended December 31, 2020.

Notes to Financial Statements for the fiscal period ended December 31, 2020.

Financial Highlights during the fiscal period ended December 31, 2020.

(2)	Exhibits

(a)	(i)	Articles of Incorporation (1)

(ii)	Articles Supplementary for the 7.92% Cumulative Preferred Stock (2)

(iii)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (5)

(iv)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of Series C Auction Rate Preferred Stock (9)

(v)	Articles Supplementary for the election of Section 3-804(c) of the Maryland General Corporation Law (9)

(vi)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of the Series C Auction Rate Preferred Stock (7)

(vii)	Articles Supplementary for the 5.125% Series E Cumulative Preferred Stock (16)

(viii)	Articles Supplementary for the 5.125% Series G Cumulative Preferred Stock (8)

(b)	Amended and Restated By-Laws of Registrant (10)

(c)	Not applicable

(d)	(i) Specimen Stock Certificate:

(A)	7.92% Cumulative Preferred Stock (11)

(B)	Series C Auction Rate Cumulative Preferred Stock (5)

(ii) Form of Notice of Guaranteed Delivery (*)

(iii) Form of Subscription Certificate (*)

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant (4)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (4)

(h)	(i)	Form of Underwriting Agreement (8)

(ii)	Form of Master Agreement among Underwriters (8)

(iii)	Form of Master Selected Dealers Agreement (8)

(i)	Not applicable

(j)	(i)	Custodian Contract between Registrant and State Street Bank and Trust Company (3)

(ii)	Amendment to Custodian Contract between Registrant and State Street Bank and Trust Company (4)

(iii)	Custodian Fee Schedule between Registrant and State Street Bank and Trust Company (3)

(k)	(i) Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare, Inc. (6)

(a) Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(b) Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(c) Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(d) Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(e) Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(f) Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(g) Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(h) Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(i) Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(j) Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(k) Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(l) Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(m) Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(n) Amendment No. 14 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(o) Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(p) Amendment No. 16 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (8)

(ii)	Fee and Service Schedule for Stock Transfer Services between Registrant, Computershare Trust Company, N.A. and Computershare, Inc. (6)

(iii)	Form of Auction Agency Agreement (5)

(iv)	Form of Broker-Dealer Agreement (5)

(v)	Form of DTC Agreement (5)

(iv)	Form of Information Agent Agreement (*)

(v)	Form of Subscription Agent Agreement (*)

(l)	(i)	Consent of Paul Hastings LLP (18)

(ii)	Opinion and Consent of Local Counsel (*)

(m)	Not applicable

(n)	(i)	Consent of Independent Registered Public Accounting Firm (17)

(ii)	Powers of Attorney of John Birch, James P. Conn, Frank J. Fahrenkopf, Jr., Mario J. Gabelli, Christopher J. Marangi, Kuni Nakamura, Werner J. Roeder and Daniel E. Zucchi (17)

(iii)	Powers of Attorney of Calgary Avansino, Elizabeth C. Bogan and Anthony S. Colavita (*)

(o)	Not applicable

(p)	Not applicable

(q)	Not Applicable

(r)	Codes of Ethics of the Fund and the Adviser (15)

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File Nos. 333-60407 and 811-8476, as filed with the Securities and Exchange Commission on June 20, 1995.

(2)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-60407 and 811-8476, as filed with the Securities and Exchange Commission on May 23, 1997.

(3)	Incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 33-60407 and 811-8476, as filed with the Securities and Exchange Commission on August 7, 1995.

(4)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-33514 and 811-8476, as filed with the Securities and Exchange Commission on June 2, 2000.

(5)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-102755 and 811-8476, as filed with the Securities and Exchange Commission on March 21, 2003.

(6)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-173800 and 811-8476, as filed with the Securities and Exchange Commission on April 29, 2011.

(7)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-195186 and 811-8476, as filed with the Securities and Exchange Commission on April 10, 2014.

(8)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-218771 and 811-8476, as filed with the Securities and Exchange Commission on December 20, 2019.

(9)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-172191 and 811-8476, as filed with the Securities and Exchange Commission on February 11, 2011.

(10)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, File. No. 811- 8476, as filed with the Securities and Exchange Commission on November 29, 2010.

(11)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-25487 and 811-8476, as filed with the Securities and Exchange Commission on April 18, 1997.

(12)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195186 and 811-8476) as filed with the Securities and Exchange Commission on May 21, 2014.

(13)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-195186 and 811-8476, as filed with the Securities and Exchange Commission on April 19, 2016.

(14)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-195186 and 811-8476, as filed with the Securities and Exchange Commission on April 4, 2017.

(15)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-218771 and 811-8476, as filed with the Securities and Exchange Commission on August 23, 2017.

(16)	Incorporated by reference from the Registrant’s semiannual report on Form N-CSRS, File No. 811-8476. As filed with the Securities and Exchange Commission on September 4, 2020.

(17)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File No. 333-218771 and 811-8476, as filed with the Securities and Exchange Commission on April 15, 2017.

*	Filed herewith.

ITEM 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

ITEM 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	6,577
New York Stock Exchange listing fee	30,460
Printing expenses	200,000
Legal fees	90,000
Blue Sky fees	0
Miscellaneous	172,963
Total	500,000

ITEM 28. Persons Controlled by or Under Common Control with Registrant

None.

ITEM 29. Number of Holders of Securities as of June 30, 2021

Title of Class	Number of Record Holders
Common Stock	3,967
Series C Auction Rate Cumulative Preferred Stock	1
5.125% Series E Cumulative Preferred Stock	2
5.125% Series G Cumulative Preferred Stock	2

ITEM 30. Indemnification

Subject to limitations imposed by the 1940 Act, the Registrant’s charter limits the liability of the Registrant’s directors and officers to the Registrant and its stockholders to the fullest extent permitted by Maryland law. Under Maryland law, Maryland corporations may limit their directors’ and officers’ liability for money damages to the corporation and its stockholders except to the extent (i) that it is proved that a director or officer actually received an improper benefit or profit in money, property or services or (ii) that a judgment or other final adjudication adverse to a director or officer is entered in a proceeding based on a finding that such director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Registrant’s Bylaws require the indemnification of, and expenses to be advanced on behalf of, directors and officers, among others, to the fullest extent permitted by Maryland law, subject to the limitations imposed by the 1940 Act. Under Maryland law, a corporation may indemnify a present or former director or officer or any person, who while a director or officer of the corporation, serves or has served another entity as a director, officer, partner or trustee of such entity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made, or threatened to be made, a party by reason of their service in such capacity, unless it is proved that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property, or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify present and past directors and officers who are successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against reasonable expenses (including attorneys’ fees) incurred in connection with such proceeding. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The Registrant’s Bylaws also permit the indemnification and advance of expenses to the Registrant’s employees and agents to the extent approved by the Board of Directors and permitted by Maryland law and the 1940 Act.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-37706).

ITEM 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, State Street Bank and Trust Company, 1776 Heritage Drive North Quincy Massachusetts 02171 at the offices of the Fund’s sub-administrator, BNY Mellon Investment Servicing (US) Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406, and in part at the offices of Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

ITEM 33. Management Services

Not applicable.

ITEM 34. Undertakings

1.             Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.           Not applicable.

3.           If the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.           Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)	if (i) it determines to conduct one or more offerings of the Fund’s common stock (including rights to purchase its common stock) at a price below its net asset value per share of common stock at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net assets value per share of common stock.”

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.            Registrant undertakes:

(a)	that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.            Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Rye, State of New York, on the 17th day of June, 2014.

THE GABELLI MULTIMEDIA TRUST INC.

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities set forth below on the 17th day of June, 2014.

NAME	TITLE

*
Mario J. Gabelli	Chairman, Director and Chief Investment Officer

/s/ Bruce N. Alpert
Bruce N. Alpert	President

/s/ John C. Ball
John C. Ball	Treasurer

*
Calgary Avansino	Director

*
John Birch	Director
*
Elizabeth C. Bogan	Director

*
Anthony S. Colavita	Director

*
James P. Conn	Director

*
Frank J. Fahrenkopf, Jr.	Director

*
Christopher J. Marangi	Director

*
Kuni Nakamura	Director

*
Werner J. Roeder	Director

*
Salvatore J. Zizza	Director

*
Daniel E. Zucchi	Director

/s/ Bruce N. Alpert
Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

Exhibit Index

Exhibit	Caption

(d)(ii)	Form of Notice of Guaranteed Delivery

(d)(iii)	Form of Subscription Certificate

(k)(iv)	Form of Information Agent Agreement

(k)(v)	Form of Subscription Agent Agreement.

(l)(ii)	Opinion and Consent of Venable LLP

(n)(iii)	Powers of Attorney of Calgary Avansino, Elizabeth C. Bogan and Anthony S. Colavita